FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of August

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      EMBASSY HOUSE, HERBERT PARK LANE, BALLSBRIDGE,
                                 DUBLIN 4, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                                                 SCHEDULE 11
    Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons
All relevant boxes should be completed in block capital letters

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

1     Name of the Issuer                             2    This notification relates to:
      WATERFORD WEDGWOOD PLC                              (i) a disclosure made in accordance with section 53 (as extended by section 64 of the Companies Act 1990)
                                                          (ii) a transaction notified in accordance with DR3.1.4R(1)(b)
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3     Name of person discharging managerial          4    State whether notification relates to a person connected with a
      responsibilities/director                           person discharging managerial responsibilities/director named in 3
      Peter Burton Cameron                                and identify the connected person
                                                          Notification relates to Lynn Cameron, wife of Director
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5     Indicate whether the notification is in        6    Description of shares (including class) debentures or derivatives
      respect of a holding of the person referred to      or financial instruments relating to shares
      in 3 or 4 above or in respect of a                  Stock Units comprising 1 Ordinary share of EUR0.06 in Waterford
      non-beneficial interest                             Wedgwood plc and I Income share of StgGBP0.01 in Waterford Wedgwood
      Notification is in respect of persons named at      U.K. plc
      3 and 4
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7     Name or registered shareholder(s) and, if more 8    State the nature of the transaction
      than one, number of shares held by each of them     Purchase of shares
      Lynn Cameron
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9     Number of shares, debentures or financial      10   Percentage of issued class acquired (treasury shares of that class
      instruments relating to shares acquired             should not be taken into account when calculating percentage)
      13,000,000 shares                                   0.3%
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11    Number of shares, debentures or financial      12   Percentage of issued class disposed (treasury shares of that class
      instruments relating to shares disposed             should not be taken into account when calculating percentage)
      N/A                                                 N/A
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13    Price per share or value of transaction        14   Date and place of transaction
      13,000,000 shares @ EUR0.061 each                     Dublin (ISE): 23 August, 2005 - 5,000,000; 25 August, 2005 -
                                                          8,000,000
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15    Total holding following notification and total 16   Date issuer informed of transaction
      percentage holding following notification (any      26 August, 2005
      treasury shares should not be taken into
      account when calculating percentage)
      13,000,000 shares (0.3%)
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If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:
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17 Date of grant                                                    18 Period during which or date on which it can be
                                                                       exercised
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19 Total amount paid (if any) for grant of the option               20 Description of shares or debentures involved (class
                                                                       and number)
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21 Exercise price (if fixed at time of grant) or indication that    22 Total number of shares or debentures over which
   the price is to be fixed at the time of exercise                    options are held following notification
===============================================================================================================================
23 Any additional information                                       24 Name of contact and telephone number for queries
   N/A                                                                 R Murphy, Telephone: 353 1 607 0166
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Name and signature of authorised officer of issuer responsible for making notification
____________________________________________________
Patrick Dowling, Group Company Secretary
Date of notification 26 August, 2005
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Notes: This form is intended for use by an issuer to make a RIS notification required by [the Market Abuse Rules[1]
and] section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

                   This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.

[1] Please note that the requirement to make a notification under the Market Abuse Rules does not apply until 1
October 2005. Schedule 11 may be subject to amendment prior to 1 October 2005 to bring it in line with the Financial
Regulator's 'Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected
Persons' under the Market Abuse Disclosure Rules.
END

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      Waterford Wedgwood PLC
                                                           (Registrant)

                                                       By: Patrick Dowling
                                                         (Signature)*

Date: 26 August, 2005